January 18, 2008

Mail Stop 4561

W. Edward Walter
Chief Executive Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817-1109

> **Re: Host Hotels & Resorts, Inc.**
> **Definitive 14A**
> **Filed April 10, 2007**
> **File No. 001-14625**

Dear Mr. Walter:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Scott Herlihy (*via facsimile*)
Latham & Watkins LLP